

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 15, 2016

Via E-mail
Nicholas Radesca
Chief Financial Officer
American Finance Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Finance Trust, Inc.**
> **Form 10-K**
> **Filed May 15, 2015**
> **File No. 0-55197**

Dear Mr. Radesca:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities